Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
Merrimack Pharmaceuticals (Bermuda) Ltd. *	Bermuda
Merrimack Pharmaceuticals UK Limited *	UK
Silver Creek Pharmaceuticals, Inc.	Delaware

* wholly owned